March 11, 2009
Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Re: Hudson Valley Holding Corp
       Form 10-K for the year ended December 31, 2007
       Filed March 14, 2008
       Form 10-Q for the period ended September 30, 2008
       Filed November 10, 2008
       Responses dated and submitted November 19, 2008, January 30, 2009,
       February 23, 2009
       File No. 0-30525
Dear Mr. Vaughn:
Set forth below are our responses to your comment letter dated March 2, 2009. Our responses take into consideration our telephone call with you on Thursday, March 5, 2009. For your convenience, the text of each comment precedes the response.
Form 10-Q for the period ended September 30, 2008
Management’s Discussion and Analysis
Allowance for Loan Losses, page 34
1.	We note your response to prior comments 2, 3 and 4 and the related proposed revisions to your disclosures, which shows the redistribution of the unallocated allowance for loan losses to the formulaic component of the

1

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
March 11, 2009
allowance for loan losses. Please revise your future disclosures to discuss the change in your presentation of the formulaic component.
Response:
The disclosure will be revised in future filings in response to your comment. Attached as Exhibit A to this letter is our full disclosure on our allowance for loan losses and related matters as we currently expect this disclosure to appear in our Form 10-K for the year ended December 31, 2008, when filed. As we discussed, the attached Exhibit A was previously submitted to you on February 23, 2009 and is marked to show changes in response to this comment.
2.	Your proposed disclosures provided in Exhibit A also indicate that the specific component of your allowance for loan losses is expected to be zero at December 31, 2008, despite the fact that there has been a significant increase in nonperforming assets and impaired loans at that date. Please revise the disclosure to be included in your future filings to address the following, and provide us with your proposed revisions to such disclosure:
a)	Disclosure in detail the reason for the directional inconsistency between the specific component of your allowance and the significant increases in your nonperforming assets and impaired loans, which are the basis for computing your specific reserves.
Response:
Refer to our response to your comment 2.e. herein.
b)	It seems unusual for a bank’s specific allowance to shrink to zero, especially in the current economic environment. Please discuss the steps you took to verify that this presentation of a complete lack of specific reserves at December 31, 2008 reflects the economic reality within your loan portfolio, considering the significant increase in impaired loans.
Response:
Refer to our response to your comment 2.e. herein.

2

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
March 11, 2009
c)	Revise to more transparently disclose how you applied the guidance of paragraphs 11-16 of SFAS 114 in measuring impairment and determining your specific reserves.
Response:
Refer to our response to your comment 2.e. herein.
d)	Specifically identify any changes made to your methodology for computing specific reserves.
Response:
We have not made any changes to our methodology for computing specific reserves. As we disclose in our filings, for all periods presented, the specific reserve is the result of our analysis of impaired loans and our determination of the amount required to reduce the carrying amount of such loans to estimated fair value, as provided in SFAS No. 114 and SFAS No. 118.
e)	Discuss any trends experienced in the type or category of impaired loans such that those impaired loans held at December 31, 2008 are less likely to warrant a specific allowance when applying the measurement of impairment guidance of SFAS 114 compared to your impaired loans held at earlier balance sheet dates.
Response:
The disclosure will be revised in future filings in response to your comment. Attached as Exhibit A to this letter is our full disclosure on our allowance for loan losses and related matters as we currently expect this disclosure to appear in our Form 10-K for the year ended December 31, 2008, when filed. As we discussed, the attached Exhibit A was previously submitted to you on February 23, 2009 and is marked to show changes in response to this comment.

3

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
March 11, 2009
Please direct any questions or comments you may have to my attention.
Very truly yours,
Stephen R. Brown
Senior Executive Vice President
Chief Financial Officer and Treasurer
cc: Mr. James J. Landy
      President and Chief Executive Officer

      Hudson Valley Holding Corp.
      Wendy Cama
      Crowe Horwath LLP
      Michael Rave

      Day Pitney LLP
Enclosure

4

Disclosure for Management’s Discussion and Analysis

Exhibit A

The following table summarizes the Company’s non-accrual loans, loans past due 90 days or more, restructured loans, Other Real Estate Owned (“OREO”) and related interest income not recorded on non-accrual loans as of and for the year ended December 31:

	(000’s except percentages)
	December 31,
	2008	2007	2006	2005	2004

Non-Accrual loans at period end	$11,284	$10,719	$5,572	$3,837	$2,301
Loans past due 90 days or more and still accruing	7,019	3,953	3,879	3,522	3,227
Other Real Estate Owned	5,467	—	—	—	—
Additional interest income that would have been recorded if these borrowers had complied with contractual loan terms	875	933	474	283	243

There was no interest income on non-accrual loans included in net income for the years ended December 31, 2008, 2007 and 2006, respectively. Gross interest income that would have been recorded if these borrowers had been current in accordance with their original loan terms was $0.9 million, $0.9 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table is a summary of nonperforming assets and as of December 31:

	(000’s except percentages)
	December 31,
	2008	2007	2006	2005	2004

Non-Accrual Loans
Real Estate:
Commercial	$2,241	$143	$658	$496	$590
Construction	2,824	4,646	1,799	1,599	426
Residential	4,618	340	761	845	469

Total Real Estate	9,683	5,129	3,218	2,940	1,485

Commercial and Industrial	1,601	5,590	2,346	897	719
Lease Financing and individuals	—	—	8	—	97

Total Non-Accrual Loans	11,284	10,719	5,572	3,837	2,301

Other Real Estate Owned	5,467	—	—	—	—

Total Nonperforming assets	$16,751	$10,719	$5,572	$3,837	$2,301

Nonperforming assets to total assets at year end	0.66%	0.46%	0.24%	0.19%	0.13%

•	Nonperforming commercial real estate loans increased $2.1 million to $2.2 million at December 31, 2008 from $0.1 million at December 31, 2007 which was a decrease of $0.6 million from $0.7 million at December 31, 2006. The 2008 increase resulted from the addition of four loans totaling $2.2 million which was partially offset by charge-offs and principal payments of $0.1 million. The 2007 decrease resulted from principal payments of $0.6 million.

•	Nonperforming construction loans decreased $1.8 million to $2.8 million at December 31, 2008 from $4.6 million at December 31, 2007, which was an increase of $2.8 million from $1.8 million at December 31, 2006. The 2008 decrease resulted from a $1.9 million transfer of a loan to other real estate owned, a $1.2 million loan which returned to accrual status, charge-offs of $0.8 million and principal payments of $0.1 million partially offset by the addition of two loans totaling $2.1 million. The 2007 increase resulted from the addition of four loans totaling $6.1 million which was partially offset by payments of $3.0 million and charge-offs of $0.3 million.

•	Nonperforming residential real estate loans increased $4.3 million to $4.6 million at December 31, 2008 from $0.3 million at December 31, 2007 which was a decrease of $0.5 million from $0.8 million at December 31, 2006. The 2008 increase resulted from the addition of ten loans totaling $6.9 million which were partially offset by principal payments of $2.3 million and charge-offs of $0.3 million. The 2007 decrease resulted from principal payments of $1.2 million partially offset by the addition of two loans totaling $0.7 million.

•	Nonperforming commercial and industrial loans decreased $4.0 million to $1.6 million at December 31, 2008 from $5.6 million at December 31, 2007 which was an increase of $3.2 million from $2.3 million at December 31, 2006. The 2008 decrease resulted from charge-offs of $4.9 million, the transfer of two loans totaling $3.6 million to other real estate owned, and payments of $1.5 million which were partially offset by the addition of thirty one loans totaling $6.0 million.

•	In 2008, $0.1 million of nonperforming loans and overdrafts to individuals were charged-off. In 2007, additions of $0.1 million of nonperforming loans and overdrafts to individuals were offset by $0.1 million of charge-offs.

•	In 2008, other real estate owned increased $5.5 million. The increase resulted from foreclosure proceedings on one property related to a nonperforming construction loan and two properties related to nonperforming commercial and industrial loans.

The overall increases in nonperforming assets for both 2008 and 2007, as compared to prior year periods, has partially resulted from the current severe economic slowdown, particularly during the fourth quarter of 2008, which has had negative effects on home sales and available financing, particularly in the residential real estate sector. Continuation of this condition could result in additional increases in nonperforming assets and charge-offs in the future.

At December 31, 2008, the Company had no commitments to lend additional funds to customers with non-accrual or restructured loan balances. Non-accrual loans increased $0.6 million to $11.3 million at December 31, 2008 from $10.7 million at December 31, 2007, which increased $5.1 million from $5.6 million at December 31, 2006. Net income is adversely impacted by the level of non performing assets caused by the deterioration of the borrowers’ ability to meet scheduled interest and principal payments. In addition to forgone revenue, the Company must increase the level of provision for loan losses, incur higher collection costs and other costs associated with the management and disposition of foreclosed properties.

At December 31, 2008, loans that aggregated approximately $18.6 million, which are not on non-accrual status, were potential problem loans that may result in their being placed on non-accrual status in the future. There were no restructured loans considered to be impaired at December 31, 2008, 2007 and 2006.

In accordance with SFAS No. 114, which establishes the accounting treatment of impaired loans, loans that are within the scope of SFAS No. 114 totaling $11.3 million, $11.7 million and $5.6 million at December 31, 2008, 2007 and 2006, respectively, have been measured based on the estimated fair value of the collateral since these loans are all collateral dependent. At December 31, 2008 there was no allowance for loan losses specifically allocated to impaired and other identified problem loans. The total allowance for loans loss specifically allocated to impaired and other identified problems loans was $1.8 million for both December 31, 2007 and 2006. The average recorded investment in impaired loans for the years ended December 31, 2008, 2007 and 2006 was approximately $12.0 million, $9.1 million and $5.3 million, respectively.

The Company performs extensive ongoing asset quality monitoring by both internal and independent loan review functions. In addition, the Company conducts timely remediation and collection activities through a network of internal and external resources which include an internal asset recovery department, real estate and other loan workout attorneys and external collection agencies. Management believes that these efforts are appropriate for accomplishing either successful remediation or maximizing collections related to nonperforming assets.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses incurred in the loan portfolio based on ongoing quarterly assessments of the estimated losses. The Company’s methodology for assessing the appropriateness of the allowance consists of a specific component for identified problem loans and a formula component to consider historical loan loss experience and additional risk factors affecting the portfolio.

The specific component incorporates the results of measuring impaired loans as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures.” These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

The formula component is calculated by first applying historical loss experience factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. This component is then adjusted to reflect additional risk factors not addressed by historical loss experience. These factors include the evaluation of then-existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan portfolio. Senior management reviews these conditions quarterly. Management’s evaluation of the loss related to these conditions is quantified by loan type and reflected in the formula component. The evaluations of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty due to the subjective nature of such evaluations and because they are not identified with specific problem credits.

Prior to 2008, the formula component was presented as two separate components. The “formula” component, which included only amounts attributed to historical loss experience factors and an “unallocated” component which included amounts attributable to other risk factors not addressed by historical loss experience. The unallocated component was not distributed among the various loan categories presented. In 2008, the presentation of the allowance was changed by combining the formula and unallocated components into a single component which included allocation of the entire component to the various loan categories presented. Amounts for 2007 and 2006 have been reclassified to conform to the 2008 presentation. Management believes that the current presentation affords a more complete understanding of activity within the allowance.

A summary of the components of the allowance for loan losses, changes in the components and the impact of charge-offs/recoveries on the resulting provision for loan losses for the dates indicated is as follows:

	(000’s)
		Change		Change
	December 31,	During	December 31,	During	December 31,
	2008	2008	2007	2007	2006
Components
Specific:
Real Estate:
Commercial	—	—	—	—	—
Construction	—	$(500)	$500	$500	—
Residential	—	(950)	950	150	$800
Commercial and Industrial	—	(207)	207	(471)	678
Lease Financing and individuals	—	(120)	120	(197)	317

Total Specific component	—	$(1,777)	$1,777	$(18)	$1,795

Formula:
Real Estate:
Commercial	$8,220	$3,993	$4,227	$550	$3,677
Construction	3,670	509	3,161	(811)	3,972
Residential	4,194	1,226	2,968	316	2,652
Commercial and Industrial	6,272	1,227	5,045	394	4,651
Lease Financing and individuals	181	(8)	189	152	37

Total Formula component	$22,537	$6,947	$15,590	$601	$14,989

Total Allowance	$22,537		$17,367		$16,784

Net Change		5,170		583
Net Charge-offs		5,855		887

Provision for loan losses		$11,025		$1,470

	Change		Change
	During	December 31,	During	December 31,
	2006	2005	2005	2004

Components
Specific:
Real Estate:
Commercial	—	—	$(590)	$590
Construction	—	—	—	—
Residential	—	$800	800	—
Commercial and Industrial	$525	153	153	—
Lease Financing and individuals	(30)	347	(678)	1,025

Total Specific component	$495	$1,300	$(315)	$1,615

Formula:
Real Estate:
Commercial	$678	$2,999	$500	$2,499
Construction	732	3,240	540	2,699
Residential	489	2,163	361	1,802
Commercial and Industrial	858	3,793	633	3,161
Lease Financing and individuals	7	30	5	25

Total Formula component	$2,764	$12,225	$2,039	$10,186

Total Allowance		$13,525		$11,801

Net Change	3,259		1,724
Amount Acquired	1,529		—
Net Charge-offs	400		335

Provision for loan losses	$2,130		$2,059

The specific component of the allowance for loan losses is the result of our analysis of impaired loans and our determination of the amount required to reduce the carrying amount of such loans to estimated fair value, as provided in SFAS No. 114 and SFAS No. 118. Accordingly, such allowance is dependent on the particular loans and their characteristics at each measurement date, not necessarily the total amount of such loans. There were no specific reserves assigned to impaired loans as of December 31, 2008. The Company’s analysis indicated that these loans were principally real estate collateral dependent or guaranteed under U.S. government programs and that there was sufficient underlying collateral value or guarantees to indicate expected recovery of the carrying amount of the loans. We generally record partial charge-offs for impaired loans where the fair value is less than the carrying amount, that are real estate collateral dependent and for which we utilize independent appraisals in determining the fair value of the collateral. At December 31, 2007, specific reserves were assigned to impaired loans whose fair value was less than the carrying amount and where such loans were generally not real estate collateral dependent and less secured.

The changes in the formula component of the allowance for loan losses are the result of the application of historical loss experience to outstanding loans by type. Loss experience for each year is based upon average charge-off experience for the prior three year period by loan type. The formula component is then adjusted to reflect changes in other relevant factors affecting loan collectibility. Management periodically adjusted the formula component to an amount that, when considered with the specific component, represented its best estimate of probable losses in the loan portfolio as of each balance sheet date. The following factors affected the changes in the formula component of the allowance for loan losses each year:

2008

•	Economic and business conditions — The volatility in energy costs and the cost of raw materials used in construction, the demand for and value of real estate, the primary collateral for the Company’s loans, and the level of real estate taxes within the Company’s market area, together with the general state of the economy, trigger economic uncertainty. During the year ended December 31, 2008, these factors have generally worsened. Further deterioration in the economy in general and business conditions in the Company’s primary market area continue. During the fourth quarter, housing prices have significantly declined and the availability of mortgage financing is limited. We have considered these trends in determining the formula component of the allowance for loan losses.

•	Credit risk — Construction loans currently have a higher degree of risk than other types of loans which the Company makes, since repayment of the loans is generally dependent on the borrowers’ ability to successfully construct and sell or lease completed properties. Changes in concentration and the associated changes in various risk factors are considered in the determination of the formula component of the allowance. During the year ended December 31, 2008, the market for new construction has slowed significantly in the Company’s primary market area. Houses are taking longer to sell and prices have declined. We have considered these trends in determining the formula component of the allowance for loan losses.

•	Asset quality — Changes in the amount of nonperforming loans, classified loans, delinquencies, and the results of the Company’s periodic loan review process are also considered in the process of determining the formula component. During the year ended December 31, 2008, nonperforming assets have increased. We believe this increase is due to current trends within the economy and our local market area.

•	Loan Participations — We will purchase loan participations from a number of banks, including some outside our primary market area. While we review each loan and make our own determination regarding whether to participate in the loan, we rely on the other bank’s knowledge of their customer and marketplace. Since many of these relationships are new, we do not yet have an established record of performance and, therefore, any probable losses with respect to these new loan participation relationships is considered in the determination of the formula component of the allowance for loan losses.

2007

•	Economic and business conditions — Indications of increased inflation, such as the pronounced rise in energy costs, increases in the cost of raw materials used in construction and significant increases in real estate taxes within the Company’s market area, together with the general slowdown in real estate activity and the recent crisis in the sub-prime mortgage market have had negative effects on the demand for and value of real estate, the primary collateral for the Company’s loans, and the ability of borrowers to repay their loans. Consideration of such events that trigger economic uncertainty or possible slowing economic conditions are part of the determination of the formula component of the allowance.

•	Concentration — Construction loans totaled $211.8 million or 16.4 percent of net loans at December 31, 2007. These loans currently have a higher degree of risk than other types of loans which the Company makes, since repayment of the loans is generally dependent on the borrowers’ ability to successfully construct and sell or lease completed properties. During the year ended December 31, 2007, the number of completed properties and their time on the market has increased and there has been further downward pressure on prices. Further exacerbating the ability to sell newly constructed homes and condominiums is the tightening of credit in the secondary markets for residential borrowers, particularly sub-prime borrowers and, recently, jumbo loan borrowers. Therefore, the borrowers’ ability to pay and collateral values may be negatively impacted. Such concentration and the associated increase in various risk factors is reflected in the formula component of the allowance. Therefore, consideration of concentrations is a part of the determination of the formula component of the allowance.

•	Credit quality — The dollar amount of nonperforming loans increased to $10.7 million or 0.82 percent of total loans at December 31, 2007, compared to $5.6 million or 0.45 percent of total loans at December 31, 2006. Although the Company’s regular periodic loan review process noted continued strength in overall credit quality, the continuation of recent trends of rising construction, energy and interest costs, as well as real estate taxes, an increase in the inventory of new residential construction and its time on the market and recent indications of a decline in real estate values in the Company’s primary market area may negatively impact the borrowers’ ability to pay and collateral values. Certain loans were downgraded due to potential deterioration of collateral values, the borrowers’ cash flows or other specific factors that negatively impacted the borrowers’ ability to meet their loan obligations. Certain of these loans are also considered in connection with the analysis of impaired loans performed to determine the specific component of the allowance. However, due to the uncertainty of that determination, such loans are also considered in the process of determining the formula component of the allowance.

•	Loan Participations — The Company expanded the number of banks from which we will purchase loan participations, particularly outside our primary market area. While we review each loan, we greatly rely on the other bank’s knowledge of their customer and marketplace. Since many of these relationships are new, we do not yet have an established record of performance and, therefore, any probable losses with respect to these new loan participation relationships are not reflected in the formula component of the allowance for loan losses.

2006

•	Economic and business conditions — Indications of increased inflation, such as the pronounced rise in energy costs, increases in the cost of raw materials used in construction, significant increases in real estate taxes within the Company’s market area and the steady rise in short-term interest rates which began in the third quarter of 2004, continued throughout 2005 and the first half of 2006. Such conditions have had negative effects on the demand for and value of real estate, the primary collateral for the Company’s loans, and the ability of borrowers to repay their loans. Consideration of such events that trigger economic uncertainty or possible slowing economic conditions are part of the determination of the formula component of the allowance.

•	Concentration — Construction loans increased to $252.9 million or 20.6 percent of total loans at December 31, 2006 from $178.7 million or 17.4 percent of total loans at December 31, 2005. These loans generally have a higher degree of risk than other types of loans which the Company makes, since repayment of the loans is generally dependent on the borrowers’ ability to successfully construct and sell or lease completed properties. Increases in such concentrations, and the associated increase in risk, is considered in the formula component of the allowance. Therefore, consideration of changes in concentrations is a part of the determination of the formula component of the allowance.

•	Credit quality — Delinquencies increased within HVB and NYNB’s portfolios during the year ended December 31, 2006. In addition, the dollar amount of nonperforming loans increased, partially due to the addition of $1.0 million of nonperforming loans acquired with NYNB. Although the Company’s regular periodic loan review process noted continued strength in overall credit quality, the continuation of recent trends of rising construction, energy and interest costs, as well as real estate taxes, an increase in the inventory of new residential construction and its time on the market and recent indications of a decline in real estate values in the Company’s primary market area may negatively impact the borrowers’ ability to pay and collateral values. Certain loans were downgraded due to potential deterioration of collateral values, the borrowers’ cash flows or other specific factors that negatively impacted the borrowers’ ability to meet their loan obligations. Certain of these loans are also considered in connection with the analysis of impaired loans performed to determine the specific component of the allowance.

•	Loan Participations — We expanded the number of banks from which we will purchase loan participations, particularly outside our primary market area. While we review each loan, we greatly rely on the other bank’s knowledge of their customer and marketplace. Since many of these relationships are new, we do not yet have an established record of performance and, therefore, any probable losses with respect to these new loan participation relationships is considered in the formula component of the allowance for loan losses.

A summary of the allowance for loan losses for each of the prior five years ended December 31, is as follows:

	(000’s except percentages)
	2008	2007	2006	2005	2004

Net loans outstanding at end of year	$1,677,611	$1,289,641	$1,205,243	$1,009,819	$862,496

Average net loans outstanding during the year	1,483,196	1,233,360	1,131,300	928,866	780,331

Allowance for loan losses:
Balance, beginning of year	$17,367	$16,784	$13,525	$11,801	$11,441

	(000’s except percentages)
	2008	2007	2006	2005	2004

Amount acquired	—	—	1,529	—	—
Provision charged to expense	11,025	1,470	2,130	2,059	473

	28,392	18,254	17,184	13,860	11,914
Charge-offs and recoveries during the year:
Charge offs:
Real estate:
Commercial	(78)	—	—	—	(62)
Construction	(775)	(237)	—	—	—
Residential	(1,270)	(16)	(153)	—	—
Commercial and industrial	(3,422)	(649)	(216)	(318)	(102)
Lease financing and individuals	(632)	(139)	(76)	(53)	(30)
Recoveries:
Real estate:
Commercial	—	—	—	4	—
Construction	—	—	—	—	—
Residential	180	20	—	—	—
Commercial and industrial	65	97	22	26	72
Lease financing and individuals	77	37	23	6	9

Net charge-offs during the year	(5,855)	(887)	(400)	(335)	(113)

Balance, end of year	$22,537	$17,367	$16,784	$13,525	$11,801

Ratio of net charge-offs to average net loans outstanding during the year	0.39%	0.07%	0.04%	0.04%	0.01%
Ratio of allowance for loan losses to gross loans outstanding at end of the year	1.33%	1.33%	1.39%	1.32%	1.35%

In determining the allowance for loan losses at December 31, 2008, in addition to historical loss experience and the other relevant factors disclosed above, management considered the increase in net charge-offs during the year ended December 31, 2008. Net charge-offs for the period totaled $5.9 million. Included in the $5.9 million was a loss of $950,000 due to operational errors not related to the performance of the borrower or any reduction in collateral value (and had a $950,000 specific reserve allocation within the allowance for loan losses at December 31, 2007) and a loss of approximately $600,000 resulting from loans acquired with the Company’s acquisition of NYNB which were not originated under the same underwriting standards as generally required by the Company. We believe that there are no remaining loans from the acquisition of NYNB with significant underwriting deficiencies.

The Company considered these charge-offs as occurrences not representative of asset quality trends within the loan portfolio. Excluding these charge-offs, the provision for loan losses for the year ended December 31, 2008 was approximately 256 percent of net charge-offs. Management believes this increase is reflective of the change in nonperforming assets, net charge-offs and the factors and trends discussed above in determining the formula component.

The distribution of our allowance for loan losses at the dates indicated is summarized as follows:

	2008			2007
			Percentage			Percentage
			of Loans			of Loans
	Amount		in each	Amount		in each
	of Loan	Loan	Category	of Loan	Loan	Category
	Loss	Amounts	by Total	Loss	Amounts	by Total
	Allowance	by Category	Loans	Allowance	by Category	Loans

Real Estate:
Commercial	$8,220	$642,923	37.70%	$4,227	$355,044	27.09%
Construction	3,670	254,837	14.94%	3,661	211,837	16.16%
Residential	4,194	409,431	24.01%	3,918	324,488	24.76%
Commercial and Industrial	6,272	358,076	21.00%	5,252	377,042	28.77%
Lease Financing and individuals	181	39,997	2.35%	309	42,149	3.22%

Total	$22,537	$1,705,264	100.00%	$17,367	$1,310,560	100.00%

	2006			2005
			Percentage			Percentage
			of Loans			of Loans
	Amount		in each	Amount		in each
	of Loan	Loan	Category	of Loan	Loan	Category
	Loss	Amounts	by Total	Loss	Amounts	by Total
	Allowance	by Category	Loans	Allowance	by Category	Loans

Real Estate:
Commercial	$3,677	$290,185	23.68%	$2,999	$220,384	21.47%
Construction	3,972	252,941	20.64%	3,240	178,731	17.41%
Residential	3,452	289,553	23.63%	2,963	276,384	26.93%
Commercial and Industrial	5,329	355,214	28.99%	3,946	316,907	30.88%
Lease Financing and individuals	354	37,543	3.06%	377	33,980	3.31%

Total	$16,784	$1,225,436	100.00%	$13,525	$1,026,386	100.00%

	2004
			Percentage
			of Loans
	Amount		in each
	of Loan	Loan	Category
	Loss	Amounts	by Total
	Allowance	by Category	Loans

Real Estate:
Commercial	$3,089	$233,452	26.62%
Construction	2,699	116,064	13.23%
Residential	1,802	222,392	25.36%
Commercial and Industrial	3,161	277,013	31.59%
Lease Financing and individuals	1,055	28,063	3.20%

Total	$11,806	$876,984	100.00%

Actual losses can vary significantly from the estimated amounts. The Company’s methodology permits adjustments to the allowance in the event that, in management’s judgment, significant factors which affect the collectibility of the loan portfolio as of the evaluation date have changed. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, the Banks are able to adjust specific and inherent loss estimates based upon any more recent information that has become available.

Management believes the allowance for loan losses is the best estimate of probable losses which have been incurred as of December 31, 2008. There is no assurance that the Company will not be required to make future adjustments to the allowance in response to changing economic conditions or regulatory examinations.

  Provision for Loan Losses

The Company recorded a provision for loan losses of $11.0 million during 2008, $1.5 million for 2007 and $2.1 million in 2006. The provision for loan losses is charged to income to bring the Company’s allowance for loan losses to a level deemed appropriate by management based on the factors previously discussed under “Allowance for Loan Losses.”

Critical Accounting Policies

Allowance for Loan Losses — The Company maintains an allowance for loan losses to absorb probable losses incurred in the loan portfolio based on ongoing quarterly assessments of the estimated losses. The Company’s methodology for assessing the appropriateness of the allowance consists of a specific component for identified problem loans, and a formula component which addresses historical loan loss experience together with other relevant risk factors affecting the portfolio.

The specific component incorporates the results of measuring impaired loans as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures.” These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan’s contractual terms. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, the Company expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Measurement of impairment can be based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of the impaired loan is less than the related recorded amount, a specific valuation component is established within the allowance for loan losses or a writedown is charged against the allowance for loan losses if the impairment is considered to be permanent. Measurement of impairment does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment such as the Company’s portfolios of home equity loans, real estate mortgages, installment and other loans.

The formula component is calculated by first applying historical loss experience factors to outstanding loans by type. This component is then adjusted to reflect additional risk factors not addressed by historical loss experience. These factors include the evaluation of then-existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan portfolio. Senior management reviews these conditions quarterly. Management’s evaluation of the loss related to each of these conditions is quantified by loan type and reflected in the formula component. The evaluations of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty due to the subjective nature of such evaluations and because they are not identified with specific problem credits.

Actual losses can vary significantly from the estimated amounts. The Company’s methodology permits adjustments to the allowance in the event that, in management’s judgment, significant factors which affect the collectibility of the loan portfolio as of the evaluation date have changed.

Management believes the allowance for loan losses is the best estimate of probable losses which have been incurred as of December 31, 2008. There is no assurance that the Company will not be required to make future adjustments to the allowance in response to changing economic conditions, particularly in the Company’s service area, since the majority of the Company’s loans are collateralized by real estate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments at the time of their examinations. See “Loan Portfolio” elsewhere in this Item 7 for further discussion of the allowance for loan losses.